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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Robert Galletti
Direct Tel.	604.648-1678
EMail Address	rgalletti@wlmlaw.ca
Our File No.	1090-1

January 23, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Amanda Ravitz
Assistant Director

Dear Sirs:

Re:	Intervia Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-173474

We are the solicitors for the Company. We refer to your letter of December 5, 2011 addressed to the Company with your comments on the Company's Amendment No. 3 to Registration Statement on Form S-1, filed November 18, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Prospectus Summary, page 5

1.	Response: We have revised the summary as requested.

2.	Response: We have revised the summary as requested.

3.	Response: We have revised the summary as requested.

4.	Response: We have revised the summary as requested to disclose that the Company presently has sufficient funds to meet Exchange Act reporting requirements for the next 12 months.

Mineral Properties, page 23

5.	Response: We have revised the disclosure as requested

Financial Statements, page F-1

6.	Response: We have updated the financial statements and related information as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Exhibits

7.	Response: We included the requested exhibit.

Exhibit 23.1

8.	Response: We have provided the requested consent.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Robert Galletti

Robert Galletti

RG/rl

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.